Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 500
San Diego, CA 92130

February 2, 2012

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614

Dear Ms. O’Neal-Johnson:

This correspondence is being filed in response to your comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC on December 15, 2011 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 37 to its registration statement.  PEA No. 37 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on November 17, 2011, and became effective on January 31, 2012 (i.e., 75 days after filing).

PEA No. 37 was filed for the purpose of registering shares of two new series of the Trust—the Brandes Credit Focus Yield Fund (formerly, the Brandes Corporate Yield Fund) and the Brandes International Small Cap Equity Fund (each a “Fund”, together, the “Funds”) —with their two classes each, Class I shares and Class S shares.  The Trust filed PEA No. 38 under Rule 485(b) on January 31, 2012 with the revisions discussed herein in response to your comments and to make certain non-material changes as appropriate.  The Trust intends to file another post-effective amendment to its registration statement on February 3, 2012 to file any outstanding exhibits to the registration statement.  Furthermore, the Trust intends to file its definitive prospectuses and Statement of Additional Information pursuant to Rule 497(c) under the 1933 Act on February 6, 2012.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

PROSPECTUS

Both Funds – Summary Section

1.
With respect to the Fee and Expenses table, please confirm supplementally that the Funds will not have any “Acquired Fund Fees and Expenses (AFFE).”  Alternatively, please add the requisite line item to the table and add the appropriate amount of AFFE to the gross expense ratio and Expense Example.

The Trust responds by confirming supplementally that any AFFE to be incurred by the Fund will amount to less than 0.01% of each Fund’s expense ratio.  Accordingly, the amount has been combined with “Other Expenses” and not included in a separate line item in the Fee and Expenses table.

2.
In footnote 1 to the Fees and Expenses table in each Fund’s Summary Section, please include language regarding the Advisor’s ability to recoup any fees waived or expenses paid from the Fund.  Additionally, please include disclosure regarding the 3-year period available for recoupment, which is available only as long as expenses are maintained below the current expense cap.  Finally, please include any and all exclusions to the expense limitation (i.e., taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation).  This disclosure should also be made under the “Fund Management” discussion in response to Item 10 of Form N-1A.

The Trust responds by adding the additional disclosure as suggested.

3.
In the “Principal Investment Strategies” section for the Brandes Corporate Focus Yield Fund’s Summary Section, please add disclosure concerning the Fund’s “80% policy” stating that the Fund will invest 80% of its net assets in “corporate” securities as required by Rule 35d-1 under the Investment Company Act of 1940 (i.e., the “Names Rule”).

The Trust responds by changing the name of the Fund to “Brandes Credit Focus Yield Fund.”

4.
Please confirm supplementally that the disclosure regarding each Fund’s investments in derivative securities complies with the guidance provided in the Letter from Barry Miller to Karrie McMillan of the ICI (July 30, 2010) regarding derivative investments.  For instance, please consider enhancing the disclosure regarding leverage, counterparties and other relevant factors.

The Trust has reviewed each Fund’s disclosure and has enhanced it as it believes appropriate to be consistent with the ICI Letter.

5.	Please confirm supplementally which No Action letter the Trust is relying on to utilize the performance of the private investment fund as the performance of the each Fund.

The Trust responds by confirming that it is relying on the No Action letter regarding MassMutual Institutional Funds, September 28, 1995.

6.
Assuming the “Performance” section of each Fund’s Summary Section is provided in reliance on the MassMutual Institutional Funds No Action letter dated September 28, 1995, please clarify the disclosure to indicate that the “policies, guidelines and restrictions … were in all material respects equivalent to the predecessor account.”

The Trust responds by making the changes as suggested.

7.
Assuming the “Performance” section of each Fund’s Summary Section is provided in reliance on the MassMutual Institutional Funds No Action letter dated September 28, 1995, please confirm that the Fund’s fee waiver was not considered in calculating the Fund’s performance returns.  The “MassMutual” letter requires that Fund performance be calculated using the Fund’s gross expenses.

In light of the position of the Office of Disclosure and Review that the relief provided in MassMutual Institutional Funds (pub. avail. Sept. 28, 1995) permitting a one-time restatement of a fund’s prior performance may only be performed using the fund’s estimated fees and expenses gross of any fee waivers or reimbursements, the Trust has determined not to rely on that aspect of the relief, and instead to use each Fund’s actual prior performance with suitable additional disclosure.

8.
In the “Principal Investment Strategies” section for the Brandes International Small Cap Equity Fund, please clarify the term “typically” in the sentence below to reflect that the Fund will invest at least 40% of the Fund’s assets in at least three countries outside of the United States.

The Fund typically invests in securities of issuers located in at least three countries outside the United States.

The Trust responds by revising the referenced sentence as follows:

The Fund invests at least 40% of its net assets in securities of issuers located in at least three countries outside the United States.

*     *     *     *     *     *

I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/Debra McGinty-Poteet
Debra McGinty-Poteet
President
Brandes Investment Trust

cc:           Michael Glazer, Bingham McCutchen LLP